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                          BLUEFIRE ETHANOL FUELS, INC.
                                    31 MUSICK
                            IRVINE, CALIFORNIA 92618


April 17, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:   Bluefire Ethanol Fuels, Inc.
      Form 10-SB, Amendment 2
      Filed on March 26, 2007
      File No. 0-52361

Ladies and Gentlemen:

Bluefire Ethanol Fuels, Inc., Nevada corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated April 11, 2007

            SHARE ISSUANCES/CONSULTING AGREEMENTS, PAGE 22

      1. Please identify each of the consultants, the Vice President of Project Management and the NASD broker-dealer. Please also identify each consultant at "Certain Relationships and Related Transactions".

WE HAVE NOTED YOUR COMMENTS AND REVISED THE DISCLOSURE TO INCLUDE SPECIFIC
NAMES.

PLEASE SEE PAGE 22 SHARE ISSUANCES/CONSULTING AGREEMENTS PARAGRAPH 1. INSERTED CONSULTANT NAMES CHRISTOPHER NICHOLS AND RIGEL STONE.

PLEASE SEE PAGE 22 SHARE ISSUANCES/CONSULTING AGREEMENTS PARAGRAPH 2. INSERTED CONSULTANT NAME PMG CAPITAL.

PLEASE SEE PAGE 22 SHARE ISSUANCES/CONSULTING AGREEMENTS PARAGRAPH 3. INSERTED CONSULTANT NAME BILL DAVIS.

PLEASE SEE PAGE 23 SHARE ISSUANCES/CONSULTING AGREEMENTS PARAGRAPH 1. INSERTED CONSULTANT NAME E-INFO SOLUTIONS LLC.

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PLEASE SEE PAGE 23 SHARE ISSUANCES/CONSULTING AGREEMENTS PARAGRAPH 2. INSERTED
CONSULTANT NAME CAPSTONE INVESTMENTS, INC.

PLEASE SEE PAGE 36 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS PARAGRAPH 2. INSERTED CONSULTANT NAME E-INFO SOLUTIONS, LLC, AND CFO, CHRISTOPHER SCOTT.


            SUMMARY COMPENSATION TABLE, PAGE 25

      2. It appears that you are using old compensation tables and old Certain Relationships and Related Transactions disclosure. Registration statements made after December 15, 2006, including amendments, that are required to include Items 402 and 404 of Regulation S-K disclosures for fiscal years ending on or after December 15, 2006, must comply with the requirements adopted by the Commission and published in Release No. 33-8732A. Please revise. For guidance, you may wish to refer to our compliance and disclosure interpretations and our transition questions and answers on executive compensation and related person disclosure, both of which are available in the Division of Corporation Finance's section under "SEC Divisions" on the Commission's website at www.sec.gov. Please revise these sections accordingly.

WE HAVE NOTED YOUR COMMENTS AND REVISED THE SUMMARY COMPENSATION TABLE AS REQUIRED BY ITEMS 402 AND 404 OF REGULATION S-B.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

By:   /s/ Arnold Klann
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      Arnold Klann
      CEO and Director